SEC Mail Processing Section
JAN 29 2008
Washington, DC
101

UNITED STATES
SECURITIES AND EXCHANGE COMMISS
Washington, D.C. 20549

08026980

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00526

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/25/2006 (MM/DD/YY) AND ENDING 11/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Execution & Clearing, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Hudson
(No. and Street)

Jersey City (City) NJ (State) 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank D'Onofrio (212) 357-4872
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *If individual, state last, first middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Mark W. Holloway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the Company of Goldman Sachs Execution & Clearing, L.P., as of November 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

In addition, pursuant to New York Stock Exchange Rule 418, we affirm that the attached consolidated financial statements and the supplemental schedules as of November 30, 2007, have been or will be made available to Executive Officers of the Company

[signature]
Signature

Chief Financial Officer
Title

Joanne Olsen
Notary Public

January 25, 2008
Date

JOANNE OLSEN
Notary Public, State of New York
No. 01OL6159610
Qualified in Richmond County
Term Expires Jan. 22, 2011

GOLDMAN SACHS EXECUTION & CLEARING, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION
PURSUANT to RULE 17a-5 of the
SECURITIES and EXCHANGE COMMISSION

November 30, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Goldman Sachs Execution & Clearing, L.P.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Execution & Clearing, L.P. and its subsidiaries (the "Company") at November 30, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 24, 2008

GOLDMAN SACHS EXECUTION & CLEARING, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION

As of November 30, 2007
(in thousands)

Assets		
Cash and cash equivalents	$	25,507
Cash and securities segregated for regulatory and other purposes		5,366,126
Receivables from brokers, dealers and clearing organizations		1,487,566
Receivables from customers and counterparties		4,199,542
Collateralized agreements:		
Securities borrowed		11,490,295
Financial instruments purchased under agreements to resell, at fair value		2,074,005
Financial instruments owned, at fair value		1,301,989
Financial instruments owned and pledged as collateral, at fair value		1,339,424
Total financial instruments owned, at fair value		2,641,413
Other assets		271,342
Total assets	$	27,555,796
Liabilities and Partners' Capital		
Unsecured short-term borrowings	$	3,386,022
Secured short-term borrowings		1,000,000
Short-term borrowings		4,386,022
Payables to brokers, dealers and clearing organizations		1,011,303
Payables to customers and counterparties		11,918,055
Collateralized financings:		
Securities loaned		4,423,342
Financial instruments sold under agreements to repurchase, at fair value		466,275
Financial instruments sold, but not yet purchased, at fair value		2,139,330
Other liabilities and accrued expenses		576,430
Total liabilities		24,920,757
Commitments, contingencies and guarantees		
Subordinated borrowings		1,615,000
Partners' capital		
Partners' capital		1,020,005
Accumulated other comprehensive income		34
Total partners' capital		1,020,039
Total liabilities and partners' capital	$	27,555,796

The accompanying notes are an integral part of
this consolidated statement of financial condition.

Note 1. Description of Business

Goldman Sachs Execution & Clearing, L.P. (GSEC), a limited partnership, registered as a U.S. broker-dealer and futures commission merchant, together with its consolidated subsidiaries (collectively, the Company), is a wholly owned subsidiary of SLK LLC, a limited liability company. SLK LLC is a 99% owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.) and a 1% owned subsidiary of SLK Acquisition Holdings Inc. which is a wholly owned subsidiary of Group Inc., a Delaware Corporation.

The Company provides a wide range of brokerage and investment services to a substantial and diversified client base. The Company's activities primarily consist of:

- **Trading and Principal Investments.** The Company engages in floor-based and electronic market making as a specialist on U.S. equities exchanges. These products consist of equity securities, including exchange traded funds (ETF's) and options, as well as the hedging of these products with fixed income products and derivatives.
- **Commissions and Clearance.** The Company facilitates and finances transactions with a diverse group of corporations, financial institutions, government, hedge funds and individuals. It executes and clears customer transactions on major stock, options and futures exchanges worldwide.

Note 2. Significant Accounting Policies

Basis of Presentation

This consolidated statement of financial condition includes the accounts of GSEC and all other entities in which the Company has a controlling financial interest. All material intercompany transactions and balances have been eliminated.

The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity (VIE) or a qualifying special-purpose entity (QSPE) under generally accepted accounting principles.

- **Voting Interest Entities.** Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entities' activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin (ARB) No. 51, "Consolidated statement of financial condition", as amended. ARB No. 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the Company consolidates voting interest entities in which it has a majority voting interest.
- **Variable Interest Entities.** VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. In accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46-R, "Consolidation of Variable Interest Entities," the Company consolidates VIEs for which it is the primary beneficiary. The Company determines whether it is the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE that includes a review of, among other factors, its capital structure, contractual terms, which interests create or absorb variability, related party relationships and the design of the VIE. Where qualitative analysis is not conclusive, the Company performs a quantitative analysis. For purposes of allocating a VIE's expected losses and expected residual returns to its variable interest holders, the Company utilizes the "top down" method. Under that method, the Company calculates its share of the

VIE's expected losses and expected residual returns using the specific cash flows that would be allocated to it, based on contractual arrangements and/or the Company's position in the capital structure of the VIE, under various probability-weighted scenarios.

- **Other.** If the Company does not consolidate an entity it accounts for its investment at fair value.

Unless otherwise stated herein, all references to November 2007 refer to the Company's fiscal year ended or the date, as the context requires, November 30, 2007.

Use of Estimates. This consolidated statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these are estimates and assumptions related to fair value measurements, the accounting for identifiable intangible assets and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Financial Instruments. "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" are reflected in the consolidated statement of financial condition on a trade date basis. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions), are marked to offer prices.

The Company adopted SFAS No. 157, "Fair Value Measurements," as of the beginning of 2007. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement	
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. See "Recent Accounting Developments" for a discussion of the impact of adopting SFAS No. 157.

In determining fair value, the Company separates its "Financial instruments owned, at fair value" and its "Financial instruments sold, but not yet purchased, at fair value" into two categories: cash instruments and derivative contracts.

- **Cash Instruments.** The Company's cash instruments are generally classified within level 1 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, active listed equities and most money market securities. Such instruments are generally classified within level 1 of the fair value hierarchy. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

- **Derivative Contracts.** Derivative contracts can be exchange-traded or over-the-counter (OTC). The Company does not trade or carry any OTC derivative contracts. Exchange-traded derivatives typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Company generally values exchange-traded derivatives within portfolios using models which calibrate to market clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying cash instruments. In such cases, exchange-traded derivatives are classified within level 2 of the fair value hierarchy.

  When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

  Collateralized Agreements and Financings. Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financings consist of repurchase agreements, securities loaned and other secured financings.

- **Resale and Repurchase Agreements.** Financial instruments purchased under agreements to resell and financial instruments sold under agreements to repurchase, principally U.S. government and federal agency obligations, represent collateralized financing transactions. The Company receives financial instruments purchased under agreements to resell, makes delivery of financial instruments sold under agreements to repurchase, monitors the market value of these financial instruments on a daily basis and delivers or obtains additional collateral as appropriate. Resale and repurchase agreements are carried in the consolidated statement of financial condition at fair value as allowed by SFAS No. 159. Prior to the adoption of SFAS No. 159, these transactions were recorded at contractual amounts plus accrued interest. Resale and repurchase agreements are generally valued based on inputs with reasonable levels of price transparency and are classified within level 2 of the fair value hierarchy. Resale and repurchase agreements are presented on a net-by-counterparty basis when the requirements of FIN No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements," or FIN No. 39, "Offsetting of Amounts Related to Certain Contracts," are satisfied. The Company conducts its financial instruments purchased under agreements to resell and financial instruments sold under agreements to repurchase transactions substantially with Goldman Sachs and Company (GSCO).

- **Securities Borrowed and Loaned.** Securities borrowed and loaned are generally collateralized by cash, securities or letters of credit. The Company receives securities borrowed, makes delivery of securities loaned, monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Securities borrowed and loaned within Securities Services, relating to both customer activities and, to a lesser extent, certain Company financing activities, are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements are generally transacted on-demand, they exhibit little, if any, sensitivity to changes in interest rates. The Company conducts its securities borrowed and loaned transactions substantially with GSCO.

Transfers of Financial Assets. In general, transfers of financial assets are accounted for as sales under Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," when the Company has relinquished control over the transferred assets.

Share-Based Compensation

The Company participates in the share-based compensation plans of Group Inc. In the first quarter of 2006, Group Inc. adopted SFAS No. 123-R, "Share-Based Payment," which is a revision to SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123-R focuses primarily on accounting for transactions in which an entity obtains employee services in exchange for share-based payments. Share-based employee awards that require future service are amortized over the relevant service period. Group Inc. adopted SFAS No. 123-R under the modified prospective adoption method. Under that method of adoption, the provisions of SFAS No. 123-R are generally applied only to share-based awards granted subsequent to adoption. Share-based awards held by employees that were retirement-eligible on the date of adoption of SFAS No. 123-R must continue to be amortized over the stated service period of the award (and accelerated if the employee actually retires).

The company pays cash dividend equivalents on outstanding restricted stock units. Dividend equivalents paid on restricted stock units accounted for under SFAS No. 123 and SFAS No. 123-R are charged to retained earnings.

In certain cases, primarily related to the death of an employee or conflicted employment (as outlined in the applicable award agreements), the Company may cash settle share-based compensation awards. For awards accounted for as equity instruments, "Additional paid-in capital" is adjusted to the extent of the difference between the current value of the award and the grant-date value of the award.

Identifiable Intangible Assets

Identifiable intangible assets, which consist primarily of specialist rights, are amortized over their estimated useful lives. Identifiable intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization, are included in "Other assets" in the consolidated statement of financial condition.

Substantially all property and equipment are depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter. Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software.

Property, leasehold improvements and equipment are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

In accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," the Company records a liability, based on the fair value of the remaining lease rentals reduced by any potential or existing sublease rentals, for leases where the Company has ceased using the space and management has concluded that the Company will not derive any future economic benefits. Costs to terminate a lease before the end of its term are recognized and measured at fair value upon termination.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition.

Income Taxes

Effective November 25, 2006, the Company elected to be taxed as a corporation for U.S. federal income tax purposes. As a corporation for tax purposes, the Company is subject to U.S. federal and various state and local income taxes on its earnings. The Company also continues to be subject to taxes in foreign jurisdictions on certain of its operations. The Company is included with Group Inc. and subsidiaries in the consolidated corporate tax return as well as the consolidated/combined state and local tax returns. The Company computes its tax liability as if it was filing a tax return on a separate company basis and will settle such liability with Group Inc. pursuant to the tax sharing agreement. To the extent the Company generates tax benefits from losses, it will be reimbursed by Group Inc. pursuant to the tax sharing agreement.

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statement of financial condition. Tax provisions are computed in accordance with SFAS No. 109, "Accounting for Income Taxes." Contingent liabilities related to income taxes are recorded when the criteria for loss recognition under SFAS No. 5, "Accounting for Contingencies," as amended, have been met (see "Recent Accounting Developments" below for a discussion of the impact of FIN No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109").

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Recent Accounting Developments

SFAS No. 157. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under SFAS No. 157, fair value measurements are not adjusted for transaction costs.

SFAS No. 157 nullifies the guidance included in EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," that prohibited the recognition of a day one gain or loss on derivative contracts (and hybrid financial instruments measured at fair value under SFAS No. 155) where the Company was unable to verify all of the significant model inputs to observable market data and/or verify the model to market transactions. However, SFAS No. 157 requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing

model) and/or the risks inherent in the inputs to the model.

In addition, SFAS No. 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available for an identical asset or liability in an active market.

The provisions of SFAS No. 157 are to be applied prospectively, except changes in fair value measurements that result from the initial application of SFAS No. 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, block discounts, all of which are to be recorded as an adjustment to beginning retained earnings in the year of adoption. The adoption of SFAS 157 had no impact to GSEC's retained earnings.

FIN No. 48. In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109." FIN No. 48 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The company will adopt the provisions of FIN No. 48 in the first quarter of 2008. Adoption of FIN No. 48 will not have a material effect on the Company's financial condition, results of operations or cash flows.

Note 3. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth the Company's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value (in thousands):

	As of November 2007	
	Assets	Liabilities
Money market instruments	$ 50,000	$ -
U.S. government and federal agency obligations	4,678	331,476
Corporate and other debt obligations	26	26
Equities and convertible debentures	2,517,134	1,739,559
Exchange traded derivative contracts	69,575	68,269
Total	$ 2,641,413	$ 2,139,330

As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Due to the Company's business lines of trading as a specialist and market maker of listed securities on U.S. equities exchanges, primarily all of GSEC's financial instruments owned at fair value are Level 1 securities, with the exception being the NYSE Euronext ("NYX") investment. The NYX investment is a Level 2 security due to the restrictions under the NYSE Archipelago Exchange merger agreement. The value of NYX included in the equities and convertible debentures table above was $167.5 million.

Credit Concentrations

Credit concentrations may arise from trading and securities borrowing activities and may be impacted by changes in economic, industry or political factors. The Company's securities purchased under agreements to resell are collateralized by U.S. government and federal agency obligations. As of November 2007, the Company did not have credit exposure to any other counterparty that exceeded 3% of the Company's total assets.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. The Company does not trade or carry any OTC derivative contracts. Derivatives may involve future commitments to purchase or sell financial instruments or commodities, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, commodities, currencies or indices.

Certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations, and indexed debt instruments, are not considered derivatives even though their values or contractually required cash flows are derived from the price of some other security or index. However, certain commodity-related contracts are included in the Company's derivatives disclosure, as these contracts may be settled in cash or the assets to be delivered under the contract are readily convertible into cash.

The Company's derivative transactions are entered into for trading purposes, to facilitate customer transactions, to take proprietary positions or as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. For example, the Company may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract. Derivative contracts are reported on a net-by-counterparty basis in the Company's consolidated statement of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, computed in accordance with the Company's netting policy, is set forth below (in thousands):

	As of November 2007	
	Assets	Liabilities
Option contracts	$ 69,575	$ 68,269

Collateralized Transactions

The Company receives financial instruments as collateral, primarily in connection with resale agreements, securities borrowed, derivative transactions and customer margin loans. Such financial instruments may include obligations of the U.S. government, federal agencies and corporations, as well as equities. These transactions are conducted primarily with GSCO.

In many cases, the Company is permitted to deliver or repledge these financial instruments in connection with entering into repurchase agreements, securities lending agreements and other secured financings, collateralizing derivative transactions and meeting Company or customer settlement requirements. As of November 2007, the fair value of financial instruments received as collateral by the Company that it was permitted to deliver or repledge was $36.3 billion, of which the Company delivered or repledged $34.5 billion.

The Company also pledges assets that it owns to counterparties who may or may not have the right to deliver or repledge them. Financial instruments owned and pledged to counterparties that have the right to deliver or repledge are reported as "Financial instruments owned and pledged as collateral, at fair value" in the consolidated statement of financial condition was $1.34 billion as of November 2007. Financial instruments owned and pledged in connection with repurchase agreements, securities lending agreements and other secured financing to counterparties that did not have the right to sell or repledge are included in "Financial instruments owned, at fair value" in the consolidated statement of financial condition was $596.6 million as of November 2007.

Note 4. Short-Term Borrowings

The Company obtains unsecured short-term borrowings primarily from Group Inc. at floating rates of interest, which are based on prevailing market rates. As of November 2007, these borrowings were $3.4 billion. The Company has an external third party line of credit of up to $1.0 billion. This is a secured facility with the Company pledging collateral to the third party. At November 30, 2007 the Company has $1.0 billion outstanding on this loan. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

Note 5. Subordinated Borrowings

Subordinated borrowings are obtained from Group Inc. As of November 2007, outstanding subordinated borrowings with Group Inc. bear interest at floating rates and total approximately $1.6 billion. The borrowing agreements contain an automatic rollover provision, whereby the maturity date will be extended an additional year, provided the borrower does not give notice of repayment on or before the day seven months preceding the then in effect maturity date. The carrying value of these borrowings approximates fair value due to the floating rates.

Note 6. Commitments, Contingencies and Guarantees

Commitments

Letters of Credit. The Company provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding were $375 million as of November 2007.

Leases. The Company has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2011. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental payments, net of minimum sublease rentals, are set forth below (in thousands):

Minimum rental payments

2008	$ 10,234
2009	8,672
2010	6,124
2011	1,974
Total	$ 27,004

Contingencies

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition, but may be material to the Company's operating results for any particular period, depending, in part, upon the operating results for such period. Given the inherent difficulty of predicting the outcome of the Company's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

Guarantees

In the ordinary course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the Company agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of November 2007.

Note 7. Other Assets and Other Liabilities

Other Assets

Other assets are generally less liquid, nonfinancial assets. The following table sets forth the Company's other assets by type (in thousands):

	As of November 2007
Property, leasehold improvements and equipment	$ 8,429
Identifiable intangible assets	203,466
Income tax-related assets	29,249
Equity-method investments and joint ventures	10,407
Miscellaneous receivables and other	19,791
Total	$ 271,342

Other Liabilities

Other liabilities and accrued expenses primarily include compensation and benefits, litigation liabilities, tax-related payables, deferred revenue and other payables. The following table sets forth the Company's other liabilities and accrued expenses by type (in thousands):

	As of November 2007
Compensation and benefits	$ 87,034
Income tax-related liabilities	298,335
Accrued expenses and other payables	191,061
Total	$ 576,430

Note 8. Identifiable Intangible Assets

The following table sets forth the gross carrying amount, accumulated amortization and net carrying amount of identifiable intangible assets (in thousands):

		As of November 2007
New York Stock Exchange (NYSE) specialist rights	Gross carrying amount	$ 319,564
	Accumulated amortization	(116,098)
	Net carrying amount	$ 203,466

Substantially all of the Company's identifiable intangible assets are considered to have finite lives and are amortized over their estimated useful lives. The weighted average remaining life of the Company's identifiable intangibles is approximately 12 years.

Note 9. Employee Benefit Plans

The Company's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. Certain benefits are also provided to former or inactive employees prior to retirement.

Defined Benefit Pension Plans and Postretirement Plans

Group Inc. maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan has been closed to new participants and no further benefits will be accrued to existing participants. Employees of certain subsidiaries participate in various defined benefit plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. In addition, the Company has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees, employees and dependents covered under the U.S. program.

Defined Contribution Plans

The Company contributes to a Group Inc. employer-sponsored U.S. defined contribution plan.

Note 10. Employee Incentive Plans

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (the Amended SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units, awards with performance conditions and other shared-based awards to employees of the Company. In the second quarter of 2003, the Amended SIP was approved, effective for grants after April 1, 2003.

Other Compensation Arrangements

Group Inc. maintains a deferred compensation plan for eligible employees. In general, under the plan, participants are able to defer payment of a portion of their cash year-end compensation. During the deferral period, participants are able to nominally invest their deferrals in certain alternatives available under the plan. Generally, under current tax law, participants are not subject to income tax on amounts deferred or on any notional investment earnings until the returns are distributed, and the Company is not entitled to a corresponding tax deduction until the amounts are distributed.

Group Inc. has a discount stock program through which eligible senior executives may acquire restricted stock units at an effective 25% discount. The 25% discount is effected by an additional grant of restricted stock units equal to one-third of the number of restricted stock units purchased by qualifying participants. The purchased restricted stock units are 100% vested when granted, but the shares underlying them are not able to be sold or transferred (other than to satisfy tax obligations) before the third anniversary of the grant date. The shares underlying the restricted stock units that are granted in order to effect the 25% discount will generally vest in equal installments on the second and third anniversaries following the grant date and will not be transferable before the third anniversary of the grant date.

Restricted Stock Units

Group Inc. issued restricted stock units to employees of the Company under the Amended SIP primarily in connection with year-end compensation and its acquisition of the Company. The subsequent amortization of the cost of these restricted stock units is allocated to the Company by Group Inc. In all cases, delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain other requirements outlined in the award agreements.

Stock Options

Stock options granted by Group Inc. to employees of the Company generally vest as outlined in the applicable stock option agreement and first become exercisable shortly after the third anniversary of the grant date. Year-end stock options for 2007 become exercisable in January 2011 and expire on November 24, 2017. Shares received on exercise prior to January 2013 for year-end 2007 can not be sold, transferred or otherwise disposed of until January 2013. All employee stock option agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. In general, all stock options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation in certain circumstances in accordance with the terms of the Amended SIP and the applicable stock option agreement.

Note 11. Related Party Transactions

The Company enters into transactions with Group Inc. and affiliates in the normal course of business as part of its trading, financing and general operations. Amounts outstanding to/from Group Inc. and affiliates are reflected in the consolidated statement of financial condition as set forth below (in thousands):

Assets		
Cash and securities segregated for regulatory and other purposes	$	4,703,748
Receivables from brokers, dealers and clearing organizations		316,652
Receivable from customers and counterparties		900
Collateralized agreements:		
Securities borrowed		11,490,295
Financial instruments purchased under agreements to resell, at fair value		2,074,005
Other assets		57
Liabilities		
Short-term borrowings	$	3,386,022
Payables to brokers, dealers and clearing organizations		738,337
Collateralized financings:		
Securities loaned		4,423,342
Financial instruments sold under agreements to repurchase, at fair value		466,275
Other liabilities and accrued expenses		44,367
Subordinated borrowings		1,615,000

Note 12. Income Taxes

Effective November 25, 2006, the Company elected to be taxed as a corporation for U.S. federal income tax purposes. As a corporation for tax purposes, the Company is subject to U.S. federal and various state and local income taxes on its earnings. The Company is also subject to taxes in foreign jurisdictions on certain of its operations. The Company is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. The Company computes its tax liability as if it was filing a tax return on a separate company basis and settles such liability with Group Inc. pursuant to the tax sharing agreement. To the extent the Company generates tax benefits from losses, it will be reimbursed by Group Inc. pursuant to the tax sharing agreement.

The difference between the reported income tax expense and the amount computed by multiplying pretax earnings by the federal statutory rate is primarily attributable to the effect of the Company's election to be taxed as a corporation, state and local taxes, the effect of the NYX investments and other non-deductible expenses.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

Significant components of the Company's deferred tax assets and liabilities are set forth below:

Deferred tax assets	
Compensation and benefits	$ 22,639
Other, net	6,470
Total deferred tax assets	$ 29,109
Deferred tax liabilities	
Unrealized gains	$ 67,767
Depreciation and amortization	3,771
Total deferred tax liabilities	$ 71,538

No valuation allowance was required and there was no change in the valuation allowance during the year.

Note 13. Variable Interest Entity (VIE)

In 2006 the Company entered into a variable interest entity (VIE) investment. The entity, Just Options LLC was formed to provide option trading and clearing facilities for traders and market makers who became members of Just Options LLC. The Company provided the majority of capital to fund the entity and at November 2007 has $18 million invested. According to the revenue sharing agreement combined with the capital investment, the Company continues to be the primary beneficiary of the VIE and due to this we are required to consolidate the entity as a subsidiary.

Note 14. Net Capital Requirement

The Company's ultimate parent, Group Inc., is regulated by the U.S. Securities and Exchange Commission (SEC) as a Consolidated Supervised Entity (CSE). As such, it is subject to group-wide supervision and examination by the SEC and to minimum capital standards on a consolidated basis. As of November 2007, Group Inc. was in compliance with the CSE capital standards.

GSEC is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the SEC and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants. GSEC has elected to compute net capital in accordance with the "Alternate Net Capital Requirement" as permitted by Rule 15c3-1. As of November 2007, GSEC had regulatory net capital, as defined, of $936.1 million of which $884.5 million exceeded the minimum net capital requirement of $51.6 million.

Certain other subsidiaries of GSEC are also subject to Rule 15c3-1, all of which were in compliance as of November 2007. GSEC and certain of its subsidiaries are also subject to additional regulatory requirements of exchanges of which they are members. As of November 2007, these requirements were greater than the minimum requirements under Rule 15c3-1. GSEC's net capital includes a reduction for the capital invested in each subsidiary to satisfy any applicable requirements. As of November 2007, each entity was in compliance with their respective exchange requirements.

As of November 2007, GSEC made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers ("PAIB"). The reserve amount and value of securities held on deposit in the Reserve Bank account was $2.6 billion.

PricewaterhouseCoopers

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors and Partners of
Goldman Sachs Execution & Clearing, L.P.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Goldman Sachs Execution & Clearing, L.P. (the "Company") as of and for the year ended November 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and Company assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based upon such computations; and
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates

PRICEWATERHOUSECOOPERS

and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and Company assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2007 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 24, 2008

END